Exhibit 99.1

Aphria Inc. launches Plant Positivity social impact platform

Announces partnership with the national not-for-profit Evergreen which will create six new garden spaces at Evergreen Brick Works

LEAMINGTON, ON, July 8, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced the launch of its new social impact platform, Plant Positivity. Championing the incredible power that plants have in overall well-being and providing greater access to green spaces for communities, Plant Positivity will be a new component of Aphria's existing Corporate Social Responsibility strategy, which will continue to deliver on the Company's commitment to give back to both people and the planet. The platform will be brought to life through three interconnected pillars - Plant Education, Plant Access, and Plant Impact.

In 2019, Plant Positivity is partnering with the national not-for-profit Evergreen to create six new garden spaces this summer - the Plant Positivity Gardens - at the national headquarters, Evergreen Brick Works in Toronto. Aphria's investment will add more than 50 varieties of native plant species to the existing 8,000-square-metres of gardens across the site, a global showcase for sustainability and urban innovation that opened in 2010. Plans are also underway to develop a Plant Positivity Garden in Leamington, Ontario with a local community partner.

"Finding ways to give back and fostering stronger, healthier communities everywhere Aphria operates is the core of who we are," said Irwin D. Simon, Interim CEO, Aphria Inc. "Countless studies have shown that increased exposure to plants and green spaces contributes to overall well-being. Through our Plant Positivity Gardens at Evergreen Brick Works, we hope to make a meaningful impact on people's lives."

"The generous support of partners like Aphria Inc. helps us advance the important work of investing in urban and natural worlds," said Geoff Cape, CEO and Founder, Evergreen. The new Plant Positivity Gardens contributes to our thriving community and educational space, further establishing Evergreen Brick Works as a place where people can gather and experience sustainable practices that make cities flourish."

A 2019 survey conducted amongst members of the Angus Reid Forum found that 94 per cent of Canadians know that plants and green spaces have the ability to improve their overall well-being, yet the large majority would agree that they do not spend enough time around greenery or do not have enough exposure to it in their daily lives.

The Plant Positivity Gardens at Evergreen Brick Works will open on July 26, 2019. The six new gardens are designed as a sensory experience that asks people to think more deeply about the impact that plants have on their well-being and that of the planet. They create spaces for visitors to reflect, socialize, and learn more about the natural world around them.

The partnership supports Evergreen's national placemaking efforts that aim to bring together diverse people to shape and create vibrant shared-used spaces. The launch of the gardens is the first step in bringing to life Plant Positivity's vision of greater education and access to plants within the communities we serve.

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been a leader in low-cost production of high-quality cannabis at scale, grown in natural conditions. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

About Evergreen

Evergreen is a national not-for-profit dedicated to making cities flourish. Evergreen Brick Works is a year-round award-winning public space, a global showcase for green design and urban sustainability. A place where the world can experience sustainable practices that enable flourishing cities of the future.

For more information, visit www.evergreen.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "will", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the execution of the Plant Positivity platform. Forward-looking statements necessarily involve known and unknown risks, including those set forth in our public filings on SEDAR and EDGAR.

Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media enquiries, please contact Meghan Leahy, m@meganleahy.ca, 647-783-7668; Renee Tratch, Sr. Manager PR & Audience Engagement, Evergreen, rtratch@evergreen.ca, 416-596-1495 ex. 273; For Aphria Inc., please contact: Tamara Macgregor, VP Communications & Public Affairs, Tamara.Macgregor@aphria.com, 437-343-4000; For investor inquiries, please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 05:00e 08-JUL-19